FIAT

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
:34394 ZİNCİRLİKUYU / İSTANBUL
[redacted]

FABRİKA : YALOVA YOLU 10. Km
:(16369) BURSA
:P.K. 60 16369 BURSA
EFON : (224) 261 03 50 (PBX)
:(224) 255 09 47
(224) 261 13 50
ic.No.: 100324 / 46239

05006470

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

07.03.2005

1515

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

3/21

Enclosure:
1. *Board decisions 2005/1-5*

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 17.01.2005

Number of the Decision : 2005/1

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Vincenzo GIANNELLI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT:

Replacement of vacant seats due to resignation of member from our Board of Directors.

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Mr. Antonio BENE, the Vice Chairman of the Board of our Company has proposed to adopt the following resolution on the resignation from the Board Membership and on replacement thereof.

The resignation of Mr. Camillo ROSSOTTO, who has been holding the title of Member of the Board of Directors of our Company since 20.04.2001 has been approved. The Board of Directors has offered its gratitude to Mr. Camillo ROSSOTTO for his successful performance and contribution throughout his term of office.

Upon the proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Paolo MASSI as the member the Board of Directors of our Company due to the vacancy caused by Mr. Camillo ROSSOTTO, and to bring this proposal of assignment to the first General Assembly's approval.

It has been resolved that Mr. Paolo MASSI, appointed as the member of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Trade Code and relevant regulations and in accordance with the Circular of Signatures of our Company.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M. SELÇUK GEZDUR
Member

VINCENZO GIANNELLI
Member

ALFREDO ALTAVILLA
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 11.02.2005
Number of the Decision	: 2005/2
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT:

1- Replacement of the Member who have resigned.

2- Assignment of the members of the Committee Responsible for Auditing pursuant to Notification of Capital Market Board Volume. X No: 19.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

1- Mr. Antonio BENE, the Vice Chairman of the Board of our Company has proposed to adopt the following resolution on the resignation from the Board Membership and on replacement thereof.

The resignation of Mr. Vincenzo GIANNELLI, who has been holding the title of Member of the Board of Directors of our Company since 05.05.2004 has been approved. The Board of Directors has offered its gratitude to Mr. Vincenzo GIANNELLI for his successful performance and contribution throughout his term of office.

Upon the proposal of FIAT Auto S.p.A., it has been resolved to appoint Mr. Diego PISTONE as the member the Board of Directors of our Company due to the vacancy caused by Vincenzo GIANNELLI, and to bring this proposal of assignment to the first General Assembly's approval.

It has been resolved that Mr. Diego PISTONE, appointed as the member of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Trade Code and relevant regulations and in accordance with the Circular of Signatures of our Company.

2- Within the scope of regulations under the Notification of Capital Market Board Volume. X No: 19 and the provision that sets forth establishment of a Committee Responsible for Auditing among the members of the Board of Directors, it is resolved to assign Mr. Diego PISTONE as the member of the Committee Responsible for Auditing to replace Mr. Vincenzo GIANNELLI, pursuant to the provisions of the said Notification.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M. SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 18.02.2005

Number of the Decision : 2005/3

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT :

Passing a resolution on amendments to the Articles of Association within the scope of Capital Market regulations.

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Mr. Bülent Özaydınlı, the Member of the Board of Directors of our Company, has proposed to amend the article 6 of the Articles of Association on the "share capital" in the following manner in accordance with the most recent share capital and by taking into account the specific amendments set forth by the Capital Market Board with regards to concordance of nominal share values with YTL and dematerialization thereof within the scope of the new provisions in the capital market regulations. Furthermore, he has proposed to amend the article 25 of the Articles of Association on the "notices" with regards to announcements and the article 29 of the Articles of Association on the "profit appropriation" with regards to advance dividends in the following manner in order to provide compliance with the new regulations made by the Capital Market Board.

It was decided that an application be filed to the Capital Market Board and to the Ministry of Industry and Commerce for their permission thereto in order that such proposal might be discussed and resolved at the next Meeting of the General Assembly of Shareholders.

NEW TEXT OF ARTICLES

SHARE CAPITAL:

Article 6 -
The Company has adopted the Registered Capital System under the provisions of Act No. 2499 and begun to use this system by the permission from the Capital Market Board No. 532 of 1.8.1991.

The registered capital of the Company is YTL 1.000.000.000.- (one trillion YTL) and it is divided into 100.000.000.000 shares each with a nominal value of YKR 1.-.

The issued capital of the Company is YTL 450.000.000.- (fourhundred fiftymillion YTL) fully paid. The number and the total values of Group A, D and E shares, all of which are registered shares, representing the Company's capital YTL 450.000.000.- are shown in the following table in groups

Allocation of the Capital amounting to 450.000.000.-YTL in terms of Group A, D, and E Shares:

Group	Number of Share	Amount of Shares	(%)
Group A - Registered	17.035.187.100	170.351.871.-	37,8560
Group D - Registered	17.035.187.100	170.351.871.-	37,8560
Group E - Registered	10.929.625.800	109.296.258.-	24,2880
TOTAL	**45.000.000.000**	**450.000.000**	**100**

The capital of the Company may be increased or decreased under the provisions of the Turkish Commercial Code and the Capital Market Act. Shareholders participate in the capital increases by acquiring shares to be issued from their groups. Pre-emptive rights are exercised according to the provisions of the Turkish Commercial Code and the provisions of these Articles of Association. For pre-emptive rights

exercised or not exercised, the provisions of the Capital Market Act and of the Communiquè are respected.

In capital increases, shareholders pay in cash and in advance the values of the shares. Notice and Communiquè relating to these matters are made pursuant to the provisions of the Communiquè on the Capital Market and Article 25 of the Articles of Association.

Pursuant the provisions of the Capital Market regulations, the Board of Directors has the power to increase the issued capital by issuing shares when it is deemed necessary and to unify the shares in denominations representing more than one shares or to issue shares in smaller denomination instead of shares in big denominations provided that they are returned and cancelled. New shares can not be issued unless the issued shares are fully sold and their amount are paid. In addition, the Board of Directors can resolve to issue shares above the nominal value. Provisions of Capital Market regulations on the dematerialization of shares and on the dematerialized capital market instruments will be observed.

The Group D shares of the Company which benefits from the Act for the Encouragement of Foreign Capital No.6224, are held by the foreign partner FIAT Auto S.p.A..

NOTICES:

Article 25 -

It suffices to publish on the Turkish Commercial Registry Journal those of the notices belonging to the Company whose publication on that journal is compulsory. Notwithstanding the provisions of Turkish Commercial Code 37, all other announcements will be made on the Company website in addition to the Turkish Commercial Registry Journal.

The provisions of the Capital Market Law and the relevant regulations are followed for the other announcements to be made with the meetings of the General Assembly.

PROFIT APPROPRIATION:

Article 29 -

The net income of the Company remaining after deduction of such amounts as the general expenses and the allowances for depreciations required to be paid and earmarked and the taxes required to be paid by the legal entity of the Company from the total revenues determined at the end of the fiscal year which appears on the annual balance sheet will be distributed on the following basis after deduction of prior years' losses if any therefrom:

- The first legal reserve of 5% is earmarked under the provisions of Turkish Commercial Code
- The first dividend at the rate and amount fixed by the Capital Market Board is set aside from the remaining amount.

The General Assembly shall be authorized to decide on whether the remaining balance, subsequent to the deductions indicated shall be appropriated entirely or partially or transfered to the general reserves.

The second legal reserve being one tenth of the amount remaining after deduction of the dividend for 5% of the paid up capital from the total amount resolved to be distributed to the shareholders and other individuals participating in sharing of the profit is earmarked pursuant to subparagraph 3 of paragraph 2 of Section 466 of Turkish Commercial Code.

The date and method of profit appropriation, including the first dividends, shall be ascertained by the General Assembly, upon the proposal of the Board of Directors by taking into consideration the communiques issued by the Capital Market Board.

Unless the reserve required to be set aside pursuant to the relevant provisions of the law and the first dividends for the shareholders as determined in the Articles of Association are appropriated, the General Assembly shall not be authorized to adopt resolutions concerning the setting aside of other general reserves, profit transfer to the oncoming year, and unless the first dividend is paid in cash and/or share certificate, shall not resolve on the profit distribution among the members of the Board of Directors, officials, workers and other personnel employed, shareholders, foundations established for various purposes and similar individuals and/or institutions.

Dividend is equally distributed to all the shares outstanding as of the fiscal year irrespective of the dates they have been issued and acquired. The Company may distribute an advance dividend among the shareholders upon resolution of the Board of Directors in accordance with the arrangements under the Capital Market Law.

MUSTAFA V. KOÇ
Başkan

ANTONIO BENE
Başkan Vekili

FEVZİ BÜLENT ÖZAYDINLI
Üye

TEMEL ATAY
Üye

M.SELÇUK GEZDUR
Üye

ALFREDO ALTAVILLA
Üye

PAOLO MASSI
Üye

DIEGO PISTONE
Üye

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI
ANONİM ŞİRKETİ
DECISION OF THE BOARD OF DIRECTORS

Date of Decision	: 28.02.2005
Number of Decision	: 2005/4
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member -KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

SUBJECT :

Passing a decision on the "Temporary Article" requested by the Capital Market Board with regards to amendments to our Articles of Association.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

It is decided to amend articles 6, 25 and 29 of our Company's Articles of Association pursuant to the Decision 2005/3 of our Board of Directors in order to ensure compliance with the amendments to the capital market regulations.

Furthermore, the Capital Market Board has passed a decision on the addition of a "Temporary Article" to the Companies' Articles of Association in accordance with the adaptation of nominal share values to YTL and the amendments to Turkish Trade Code.

In this context, it is required to add a "Temporary Article" to article 6 of our Company's Articles of Associations in the following form as requested by the Capital Market Board.

It is approved to pass a decision on this matter, add the relevant temporary article to the Articles of Association and make the necessary applications accordingly.

TEMPORARY ARTICLE :
Article 6.Bis. -

Nominal share value was 5000,- TL, and it has been changed to 1 YKR pursuant to the law on amendments to Turkish Trade Code 5274. The number of total shares was decreased due to such change, and each 2 shares with a nominal value of 5000,- TL will be replaced with 1 share with a nominal value of 1 YKR. For shares that can not be rounded to 1 YKR, a certificate of fraction will be issued.

The 21st and 22nd issue of shares that represent 450.000.000 YTL portion of the existing capital of the company have been combined under issue of share 23. Shareholders reserve their rights arising from their shares with regards to the said change and share combination.

Replacement of shares will be commenced by the Board of Directors in accordance with the relevant regulations following the implementation of dematerialization of capital market instruments.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M.SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

PAOLO MASSI
Member

DIEGO PISTONE
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 01.03.2005

Number of the Decision : 2005/5

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Antonio BENE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. M. Selçuk GEZDUR	: Member-KOÇ Holding A.Ş.
- Mr. Paolo MASSI	: Member-FIAT Auto S.p.A.
- Mr. Alfredo ALTAVILLA	: Member-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Fatih EBİÇLİOĞLU	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. İbrahim YELMENOĞLU	: Auditor

AGENDA :

1- Determination of the location, date, time and Agenda of the Ordinary Meeting of the General Assembly.
2- Determination of the location, date, time and Agenda of the Meeting of Groups A and D of Preferential Shareholders.

TOFAŞ Türk Otomobil Fabrikası A.Ş.

1- The Member of the Board of Directors Mr. F. Bülent Özaydınlı proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Tofaş Türk Otomobil Fabrikası A.Ş. on Friday, 15 April 2005 at 11.00 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and to therefore prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to the next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report, Balance Sheets, Income Statements and Auditing Reports in Company Headquarters within the legal period and publish on the Website prior to the General Assembly Meeting for inspection by the Shareholders.

37th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 15 APRIL 2005
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2004 operations and accounts; informing the General Meeting on the donations and grants given to foundations and associations by the Company for social support purposes in 2004; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2004 Balance Sheets and Income Statements,

3. Approval of replacements of the Board of Directors during the year under the Article 315 of Turkish Commercial Code,

4. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2004,

5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2004's income,

6. Resolution on the amendments of the Articles 6, 25 and 29 and on the addition of Temporary Article 6.Bis. to the Company's Articles of Association,

7. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

8. Re-election or replacement of the Members of the Board of Directors whose terms of office have expired and determination of their new office terms,

9. Re-election or replacement of the Auditors whose terms of office have expired,

10. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

11. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

12. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

13. Wishes and Opinions.

2- The Groups A and D Preferential Shareholders be invited to meet on the same day at 12.00 hours, at Divan Hotel located at Cumhuriyet Caddesi No.2 Taksim, İstanbul, as determined previously, to approve the resolution to be passed at the Ordinary Meeting of the General Assembly, to be held on 15.04.2005 with the foregoing items of Agenda in respect of the amendments to articles 6, 25 and 29 and addition of Temporary Article 6.Bis. to the Company's Articles of Association, as well as to discuss the following items of agenda and that the invitation process be observed duly.

THE AGENDA OF THE MEETING OF
THE GROUPS A AND D PREFERENTIAL SHAREHOLDERS :

1. Opening, and election of the Chairmanship Council,
2. Approval of the decisions passed in the General Assembly Meeting held on 15.04.2005.
3. Authorization of the Chairmanship Council to sign the Minutes of Ordinary Meeting of the General Assembly and to be satisfied therewith.

MUSTAFA V. KOÇ
Chairman

ANTONIO BENE
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

M. SELÇUK GEZDUR
Member

ALFREDO ALTAVILLA
Member

DIEGO PISTONE
Member

PAOLO MASSI
Member